UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Gateway Energy Corporation

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

367600301

(CUSIP Number)

Frederick M. Pevow, Jr.

910 Oak Valley Drive, Houston, TX 77024

(713) 827-0706

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Timothy D. Rampe

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

March 18, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367600301

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Frederick M. Pevow, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,438,265

	8	Shared Voting Power —

	9	Sole Dispositive Power 2,292,070

	10	Shared Dispositive Power —

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,438,265

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.0% (calculated as set forth in Item 5(a))

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 367600301

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) GEC Holding, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,438,265

	8	Shared Voting Power —

	9	Sole Dispositive Power 2,292,070

	10	Shared Dispositive Power —

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,438,265

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.0% (calculated as set forth in Item 5(a))

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 367600301

This Amendment (“Amendment No. 4”) is being jointly filed by GEC Holding, LLC, a Delaware limited liability company (“GEHC”), and Frederick M. Pevow, Jr. (collectively, the “Reporting Persons”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment No. 4 amends the Schedule 13D originally filed with the Commission on February 11, 2010, which was amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 24, 2010, Amendment No. 2 to Schedule 13D filed with the Commission on March 1, 2010 and Amendment No. 3 filed with the Commission on March 3, 2010 (the “Original Schedule 13D”).  The Original Schedule 13D, as amended by this Amendment No. 4, is referred to as the “Schedule 13D.”

All terms used, but not defined, in this Amendment No. 4 are defined in the Original Schedule 13D.  The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Original Schedule 13D is amended and supplemented in its entirety as follows:
Item 4.	Purpose of Transaction.

On March 18, 2010, the Reporting Persons filed with the Commission a preliminary consent solicitation statement in connection with his anticipated solicitation of written consents from the stockholders of the Company to consent to the following actions without a meeting of stockholders, as authorized by the Delaware General Corporation Law:

•      Proposal 1.      Remove, without cause, all members of the Company’s Board of Directors (and any person or persons, other than those elected pursuant to this consent solicitation, elected or appointed to the Board by any of such directors to fill any vacancy or newly created directorship prior to the effective date of these Proposals), other than John A. Raasch (if Mr. Raasch is willing to serve as a director of the Company if we obtain the necessary consents to approve Proposals 1 and 2).

•      Proposal 2.      Elect Perin Greg deGeurin, David F. Huff, John O. Niemann, Jr., Frederick M. Pevow, Jr. and Paul G. VanderLinden, III as directors of the Company.

•      Proposal 3.      Repeal any provision of the Company’s Amended and Restated By-Laws (the “By-Laws”) in effect at the time this proposal becomes effective that was not included in the By-Laws that became effective on March 26, 2008 and were filed with the Commission on March 28, 2008.

The Reporting Persons reserve the right to take any other actions they deem appropriate to protect their rights as a stockholder of the Company.

THIS SCHEDULE 13D IS NOT A SOLICITATION OF CONSENTS AND THE REPORTING PERSONS ARE NOT HEREBY SOLICITING ANY STOCKHOLDER TO CONSENT TO, OR IN ANY OTHER WAY TAKE ACTION WITH RESPECT TO, ANY OF THE MATTERS DESCRIBED ABOVE.  THE REPORTING PERSONS WILL ONLY OBTAIN CONSENTS PURSUANT TO A DEFINITIVE CONSENT SOLICITATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

CUSIP No. 367600301

Item 5(c) of the Original Schedule 13D is amended and supplemented by adding the following paragraphs at the end of Item 5(c):

On March 17, 2010, Mr. Pevow exercised his option to acquire 370,200 shares of Common Stock from Mr. VanderLinden under the VanderLinden Warrant Agreement and his option to acquire 660,335 shares of Common Stock under the Trailblazer Warrant Agreement.  The shares of Common Stock acquired by Mr. Pevow pursuant to the exercise of the options under these Warrant Agreements did not change the Reporting Person’s aggregate beneficial ownership of Common Stock as the Reporting Persons had previously reported beneficial ownership of these shares on the Original Schedule 13D.

On March 12, 2010, Mr. Pevow and Robert J. Seaberg amended the Seaberg Voting Agreement to provide that the Seaberg Voting Agreement terminates upon the earliest to occur of (a) November 26, 2010, (b) the adjournment of the first annual meeting of stockholders of the Company held after the date of the Seaberg Voting Agreement and (c) written notice from Mr. Pevow.  In addition, on March 16, 2010, Mr. Pevow and Josh Buterin amended the Buterin Voting Agreement to provide that the Buterin Voting Agreement terminates upon the earliest to occur of (a) November 26, 2010, (b) the adjournment of the first annual meeting of stockholders of the Company held after the date of the Buterin Voting Agreement and (c) written notice from Mr. Pevow.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2010

GEC HOLDING, LLC

By:	/s/ Frederick M. Pevow, Jr.
	Name:	Frederick M. Pevow, Jr.
	Title:	Manager

/s/ Frederick M. Pevow, Jr.
Frederick M. Pevow, Jr.

Index of Exhibits.

Exhibit 1

Joint Filing Agreement, dated as of February 11, 2010, by and between GEC Holding, LLC and Frederick M. Pevow, Jr. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 2

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Paul VanderLinden (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 3

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Trailblazer Partners, Ltd. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 4	Second Amended Voting Agreement, dated March 16, 2010, between Frederick M. Pevow, Jr. and Josh Buterin

Exhibit 5

Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Betty Davis (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)

Exhibit 6	Reserved

Exhibit 7

Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Leslie W. David (incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2010)

Exhibit 8	Amended Voting Agreement, dated March 12, 2010, between Frederick M. Pevow, Jr. and Robert J. Seaberg